UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Entry into a Definitive Share Purchase Agreement
On February 20, 2018, Aegean Marine Petroleum Network Inc. (the "Company" or "Aegean") and its wholly-owned subsidiary, AMPNI Holdings Co. Limited ("AMPNI"), have entered into a definitive share purchase agreement (the "Purchase Agreement") with Precitox Holdings Co. Limited, Oratosio Holdings Co. Limited and Humberto Finance Co. (collectively, the "Sellers") to acquire all of the outstanding share capital (the "Sale Shares") of H.E.C. Europe Limited ("H.E.C."), the parent company of Hellenic Environmental Center S.A. and a group of companies that together provide global port reception facilities services. The Sellers are companies owned and controlled by Dimitris Melisanidis (the Company's founder and former Head of Corporate Development) and certain members of his family, and members of the Agiostratitis family (collectively, the "Individual Sellers").
Pursuant to the terms and conditions of the Purchase Agreement, in consideration for the Sale Shares, the Sellers will receive aggregate consideration of approximately $367 million valued as of the date the Purchase Agreement was executed (including the assumption of certain indebtedness), consisting of: (i) the assignment of approximately $199.6 million in certain accounts receivable on a non-recourse basis by a subsidiary of the Company; (ii) a $25 million unsecured two-year note issued by AMPNI bearing 4% interest per annum; (iii) $15 million in cash, to the extent AMPNI's cash resources are sufficient, or up to $15 million in an unsecured two-year note issued by AMPNI bearing 4% interest per annum; and (iv) 20,026,775 shares of the Company's common stock, par value $0.01 per share, as may be adjusted to represent 33% of the issued and outstanding common stock of the Company, after giving effect to the issuance (the "Consideration Shares") (such transaction, the "Acquisition").
The Purchase Agreement contains customary warranties and covenants of the Company, AMPNI and the Sellers, and customary indemnification provisions and liability thresholds that are subject to specified limitations. In addition, it is anticipated that, upon closing of the Acquisition, two of the Individual Sellers will agree to personally guarantee, on a several basis and in specified proportions, certain warranties, covenants, and obligations of the Sellers under the Purchase Agreement.
Consummation of the Acquisition is subject to certain customary closing conditions, including, among others specified in the Purchase Agreement, (i) submission of an application to the New York Stock Exchange for listing of the Consideration Shares, subject to notice of issuance; (ii) the receipt of certain consents and waivers that are required to consummate the Acquisition; and (iii) no material adverse change having affected the Company or HEC (together with the other closing conditions specified in the Purchase Agreement, the "Closing Conditions"). If the Closing Conditions are not satisfied or waived by the 35th day after execution of the Purchase Agreement, as may be extended in certain circumstances as contemplated therein, then the Purchase Agreement will automatically terminate.
The Acquisition was unanimously approved by the Company's Board of Directors (the "Board") upon the recommendation of a special committee of independent directors (the "Special Independent Committee"). In making its recommendation, the Special Independent Committee consulted with its independent financial advisor, Clarksons Platou Securities, Inc. ("Clarksons Platou Securities") and outside legal counsel. Jefferies LLC served as financial advisor to Aegean with respect to the Acquisition. The Acquisition does not require the approval of Aegean's shareholders.

Investors' Rights Agreement
In connection with the Purchase Agreement, the Company, the Sellers receiving Consideration Shares and the applicable Individual Sellers (together, the "IRA Parties") have also agreed to enter into an investors' rights agreement upon closing of the Acquisition (the "Investors' Rights Agreement"), pursuant to which:
•	the IRA Parties will agree not to sell, transfer or assign the Consideration Shares for a period of at least one year (subject to extension in certain circumstances) (the "Lock-up Period");
•
for so long as the IRA Parties and their controlled affiliates collectively beneficially own at least 25% of the issued and outstanding voting stock of the Company, (i) such Sellers, acting unanimously, will have the right to designate two nominees for appointment or election to the Board and recommend one nominee (who shall be independent) for appointment or election to the Board (the "Transaction Appointees"); (ii) the IRA Parties and their controlled affiliates shall vote all Aegean shares beneficially owned by them in accordance with the recommendations of the Board with respect to the appointment and removal of directors; and (iii) the IRA Parties and their controlled affiliates shall not in the aggregate acquire beneficial ownership in excess of 40% of the issued and outstanding share capital of the Company (subject to certain exceptions);

•	the Company will agree to register for resale the Consideration Shares upon request of the applicable Seller and subject to expiration of the Lock-up Period; and
•	the IRA Parties and their controlled affiliates will agree not to compete with H.E.C. for a period of 24 months.
The foregoing descriptions of the Purchase Agreement and Investors' Rights Agreement are not complete and are qualified in their entirety by reference to the Purchase Agreement and the form of Investors' Rights Agreement, copies of which are attached hereto as exhibits, and are incorporated herein by reference.
Anticipated Changes to the Board
Effective upon closing of the Acquisition, Aegean expects to appoint one additional independent director to the Board, which, together with the appointment of the Transaction Appointees will create an eight member Board, of which five directors will be independent.
The four new Board members expected to be appointed upon closing of the Acquisition are Demetrios Diakolios (a new independent director to be appointed by Aegean's existing board members), George Melisanidis and Darren Laguea (the two nominees expected to be designated by the Sellers) and Alexis Rodopoulos (an independent director expected to be nominated by the Sellers and approved by Aegean's Nominating and Corporate Governance Committee).
Press Release
A copy of the press release issued by the Company announcing the Acquisition described in this report is attached hereto as Exhibit 99.1.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.
About H.E.C.
H.E.C. is a leading environmental company active in the treatment of maritime and offshore waste, using both chemical and mechanical technologies, in order to support vessel and terminal operators, as well as various governmental and regulatory bodies and port authorities. The vision of H.E.C. is to create a dynamic global network (Global Green Ports) that will become one of the largest international reception facilities networks worldwide. H.E.C., through its affiliates, provides its services to some of the largest international shipping and oil and gas companies. H.E.C. operates in a highly regulated and legislation driven market. Treatment of marine waste is mandatory with regulations applying to all vessels prohibiting the dumping of vessel-generated waste at sea. The waste treatment process takes place both in HEC's modern land-based facilities and in their floating facilities.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, as amended (the "PSLRA") provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith.  Such statements that are not historical facts are hereby identified as forward-looking statements and are intended to be covered by the safe harbor provisions of the PSLRA and can be identified by the use of the words "believe," "expect," "predict," "project," "potential," "estimate," "anticipate," "should," "intend," "may," "will," and similar expressions or variations of such words, or by discussion of future financial results and events, strategy or risks and uncertainties, trends and conditions in the Company's business and competitive strengths, all of which involve risks and uncertainties. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Where, in any forward-looking statement, management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company's actual results may differ materially from its expectations, plans or projections. Forward-looking statements are only predictions and estimates, which are inherently subject to risks, trends and uncertainties, many of which are beyond the Company's ability to control or predict with accuracy and some of which might not even anticipate. There can be no assurance that the Company will achieve its expectations and it does not assume responsibility for the accuracy and completeness of the forward-looking statements. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements in this report.

Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the Acquisition may not be completed in a timely manner or at all, which may adversely affect the Company's business and the price of the Company's common stock, (ii) the failure to satisfy the conditions to the consummation of the Acquisition, including the receipt of certain governmental and regulatory approvals, (iii) the parties may be unable to achieve expected synergies and operating efficiencies within the expected time frames or at all and to successfully integrate H.E.C.'s operations into those of the Company, (iv) the Acquisition may not result in the accretion to the Company's earnings or other benefits expected to be achieved from the Acquisition, (v) revenues following the Acquisition may be lower than expected, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of acquisition documents, (vii) the effect of the announcement or pendency of the Acquisition on the Company's business relationships, operating results, and business generally (viii) risks related to diverting management's attention from the Company's ongoing business operations, and (ix) the outcome of any legal proceedings that may be instituted against the Company, its officers or directors related to the Acquisition.
In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes in its business, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and its failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the Company.
All forward-looking statements included in this report are based upon information available to the Company as of the date of this report. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Exhibit

10.1
Share Purchase Agreement, dated February 20, 2018, by and between Aegean Marine Petroleum Network Inc., AMPNI Holdings Co. Limited, Precitox Holdings Co. Limited, Oratosio Holdings Co. Limited, and Humberto Finance Co.

10.2
Form of Investors' Rights Agreement, by and among Aegean Marine Petroleum Network Inc., Precitox Holdings Co. Limited, Oratosio Holdings Co. Limited, and the other parties named therein (included as Schedule 11 to the Share Purchase Agreement)

99.1	Press Release dated February 20, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: February 22, 2018	By: /s/ Jonathan McIlroy
Name: Jonathan McIlroy Title: President